

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 30, 2008

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, WA 98040

> **Re: DRS Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed December 15, 2008**
> **File No. 333-152419**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated November 26, 2008 and have the following additional comments.

Dilution, page 18

1. Please revise the paragraph on page 18 which precedes your dilution table to refer to the Company's "unaudited" book value as of September 30, 2008 rather than it's "audited" book value as of this date since the Company's interim financial statements as of and for the quarter ended September 30, 2008 are unaudited.

Results of Operations
For the Quarter Ended September 30, 2008 and September 30, 2007, page 43

2. Please revise your discussion of administrative costs on page 44 to explain why there were no salaries for the president and office help for the quarter ended September 30, 2008 while there were $58,500 of such costs during the comparable period of 2007.

Certain Relationships and Related Transactions, page 46

3. We note the disclosures in the third paragraph on page 46 of the transactions between the company and entities affiliated with its officers and shareholders.

Please revise the notes to the company's interim financial statements for the three months ended September 30, 2008 to disclose these related party transactions. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Exhibit 5.1

4. While we note your revisions in response to prior comments 8 and 9, the second paragraph on page 2 is still unclear. On page one, you define the term "Options" as the 3,361,000 shares that underlie the options. In the second paragraph on page 2, you use the term "Options" as defined, but also use the same term to refer to the option agreements. We suggest that you use a different word to define the 3,361,000 shares that underlie the options in order to avoid confusion. Please revise your definition on page one, and your second paragraph on page 2 for consistency.

Exhibit 23.1

5. Please include a currently dated consent of the Independent Registered Accounting Firm in an amendment to the Form S-1 registration statement. Please note that to be considered "currently dated", a consent should be dated within 30 days of the date of the amended S-1 filing which was filed on December 15, 2008.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Sharon D. Mitchell, Esq.
        via fax: (760) 301-0056